Exhibit 99.12

February 27, 2019

Nutrien Ltd.

Ladies and Gentlemen:

Re: Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Nutrien Ltd. under the Securities Exchange Act of 1934, as amended.

I, Michael Ryan Bartsch, P. Eng., a qualified person, am responsible for preparing or supervising the preparation of sections 1-5, 12, 16 and 19-27 of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Report and to the use of my name therein. I hereby also consent to the incorporation by reference of such references and information in the registration statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-223273) of Nutrien Ltd.

Yours truly,

/s/ Michael Ryan Bartsch
Michael Ryan Bartsch, P.Eng.